Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Baosheng Media Group Limited	British Virgin Islands
Baosheng Media Group (Hong Kong) Holdings Limited	Hong Kong
Beijing Baosheng Technology Company Limited	PRC
Horgos Baosheng Advertising Company Limited	PRC
Baosheng Technology (Horgos) Company Limited	PRC
Beijing Baosheng Network Technology Co., Ltd.	PRC
Beijing Xunhuo E-commerce Co., Ltd.	PRC
Beijing Zhiding Baosheng Network Technology Co. Ltd.	PRC
Yuansheng Meiyan Healthcare Service (Hainan) Co., Ltd.	PRC